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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                  HARDINGE INC.
        ----------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, Par Value $.01
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                   412324 30 3
        ----------------------------------------------------------------
                                 (CUSIP Number)

                       Paul Greenlee, Jr., 1203 K Street,
         Washougal, WA 98671, Telephone: (503) 805-9039, with a copy to
         J. Philip Hunter, Esq., Sayles & Evans, One West Church Street,
                   Elmira, NY 14901; Telephone: (607) 734-2271
        ----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 10, 2001
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                                Page 1 of 5 Pages
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CUSIP No. 412324 30 3                 13D                 Page  2  of  5  Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Paul Greenlee, Jr.       S.S.# ###-##-####
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 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
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 (3) SEC Use Only

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 (4) Source of Funds*

     Not Applicable
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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
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 (6) Citizenship or Place of Organization

     U.S.A.
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Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 1,822
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    438,762
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    1,822
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    438,762
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     440,584
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     4.98%
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(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER:

         Common Stock, Par Value $.01  ("Shares")
         Hardinge Inc.
         One Hardinge Drive
         P.O. Box 1507
         Elmira, New York  14902

ITEM 2.  IDENTITY AND BACKGROUND:

         (a)  NAME
              Paul Greenlee, Jr.

         (b)  RESIDENCE ADDRESS
              1203 K Street
              Washougal, WA  98671

         (c)  PRESENT PRINCIPAL OCCUPATION
              None

      (d, e)  LEGAL PROCEEDINGS
              None

         (f)  CITIZENSHIP
              U.S.A. - State of Washington

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         Not Applicable.


ITEM 4.  PURPOSE OF TRANSACTION:

         Not Applicable.


                                Page 3 of 5 Pages
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER:

         (a)  AGGREGATE NUMBER AND PERCENTAGE OWNED
                  440,584, 4.98% based on 8,850,896 shares outstanding on January 10, 2001 as reported by the Issuer.

         (b)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                (i)  sole power to vote or to direct the
                     vote                                                 1,822
               (ii)  shared power to vote or to direct
                     the vote                                           438,762
              (iii)  sole power to dispose or to
                     direct the disposition of                            1,822
               (iv)  shared power to dispose or to
                     direct the disposition of                          438,762

         (c)  TRANSACTIONS DURING PAST SIXTY DAYS:

              The trust of which Mr. Greenlee is a co-trustee sold the following Shares on the following dates:

                  November 16, 2000               2,500 Shares
                  November 22, 2000               2,500 Shares
                  November 30, 2000               2,500 Shares
                  December  6, 2000               2,500 Shares
                  December 13, 2000               1,500 Shares
                  December 14, 2000               1,000 Shares
                  December 20, 2000               2,500 Shares
                  December 27, 2000               2,500 Shares
                  January   3, 2001               2,500 Shares
                  January  10, 2001               2,500 Shares

         (d)  RIGHTS OF ANY OTHER PERSONS TO OWNED SHARES:

              Mr. Greenlee shares the power to vote with two other individual co-trustees with respect to 385,449 Shares. The beneficiaries (one of whom is Mr. Greenlee) of the trust of which Mr. Greenlee serves as co-trustee have the right to dividends received from, but do not have the right to the proceeds of the sale of, such Shares. Mr. Greenlee shares the power to vote with two other individuals as attorney-in-fact with respect to 53,313 Shares.

              Mr. Greenlee is aware of other persons with the right to receive or the power to direct and receive dividends from or the proceeds of the sale of, Shares, but to the best knowledge of Mr. Greenlee, none of such persons beneficially own more than 5% of the outstanding Shares, except those disclosed in public filings with the Securities and Exchange Commission.

              Mr. Greenlee disclaims beneficial ownership of 216,806 Shares held in two trusts by another for the benefit of Mr. Greenlee and others.

         (e)  DATE UPON WHICH CEASED TO BE 5% BENEFICIAL OWNER:

              January 10, 2001


                                Page 4 of 5 Pages
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER:

              385,449 Shares are held in trust and the power to vote and dispose is shared with two other individual trustees, Joan A. Sutantyo and Jeanne W. Ward and 53,313 Shares are held under power of attorney for another with the power to vote and dispose shared with two other individuals, Jane G. Joralemon and Douglas A. Greenlee. Mr. Greenlee expressly disclaims that his relationship with his co-trustees and said other attorneys-in-fact constitutes a group as such term is defined in
         Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBIT:

         None


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:                                      January 12, 2001


Signature:                                  /s/ PAUL GREENLEE, JR.
                                            ---------------------------

Name:                                       Paul Greenlee, Jr.


                                Page 5 of 5 Pages